SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

WRITER'S DIRECT DIAL (212) 574-1223	TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20005 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 31, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecilia Blye
Chief of Office of Global Security Risk

Re:         DryShips Inc.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 16, 2012
File No. 001-33922

Dear Ms. Blye:

We refer to the annual report on Form 20-F for the fiscal year ended December 31, 2011, filed by DryShips Inc. (the "Company") with the Securities and Exchange Commission (the "Commission") on March 16, 2012 (the "Annual Report"). By letter dated May 18, 2012 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comments regarding the Annual Report.

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our  common stock, page 38.

1.
You state that your vessels may call on ports located in United States-sanctioned countries and countries identified by the United States government as state sponsors of terrorism. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your annual report does not include disclosure regarding contacts with the referenced countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries or other direct or indirect arrangements, since your letter to us dated July 23, 2009. Include in your response a description of any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities owned or controlled by those governments. Tell us also whether any vessels that you own, operate, or charter have provided, or are anticipated to provide, any U.S.-origin goods to the referenced countries, or involve employees who are U.S. nationals in operations associated with those countries.

The Company is engaged in the ocean transportation services of drybulk cargoes and crude oil worldwide through the ownership and operation of drybulk carrier vessels and oil tankers and in offshore drilling services through the ownership and operation of ultra-deepwater drilling units. The Company currently owns, through its subsidiaries, a fleet of (i) 35 drybulk carriers, comprised of 9 Capesize, 24 Panamax and 2 Supramax vessels, which have a combined deadweight tonnage of approximately 3.46 million dwt and an average age of approximately 7.7 years; (ii) 6 drilling units, comprised of 2 modern, fifth generation, advanced capability ultra-deepwater semisubmersible offshore drilling rigs and 4 sixth generation, advanced capability ultra-deepwater drillships; and (iii) 7 oil tankers, comprised of 4 Aframax and 3 Suezmax tankers. Of these vessels, six were acquired through the merger of one of the Company's subsidiaries with OceanFreight Inc. ("OceanFreight"), formerly a NASDAQ listed issuer, which was completed in November 2011 (the "OceanFreight Vessels").

Securities and Exchange Commission
May 31, 2012

In addition, the Company, through its wholly-owned and majority owned subsidiaries, currently holds contracts for the construction of (i) two Capesize drybulk vessels, scheduled for delivery in the third quarter of 2012 and the fourth quarter of 2012, respectively; (ii) 5 very large oil carriers, or VLOCs, scheduled for delivery between the second quarter of 2012 and the third quarter of 2013; (iii) 4 Panamax Ice Class 1A drybulk vessels, scheduled for delivery in 2014; (iv) 3 seventh generation, advanced capability ultra-deepwater drillships, scheduled for delivery in July 2013, September 2013 and November 2013, respectively; and (v) 5 oil tankers, comprised of  2 Aframax tankers and 3 Suezmax tankers, scheduled for delivery between September 2012 and December 2013.

In the drybulk and tanker segments, the Company's revenues are generated by the chartering-out of its vessels for single voyages or longer periods. The contractual basis for such charters is a time charter or a voyage charter. The terms of these charters are standardized in accordance with industry practice. The Company's tanker vessels are currently employed on voyage charters. A time charter transfers the right to direct the use of the relevant vessels to the charterer thereof within the limitations set forth in the charter. In chartering-out vessels on voyage charters, the Company respects applicable laws, including relevant embargo restrictions.  While the Company does not control the routes or ports of call made by any of its vessels, most of the charter contracts under which the Company's vessels operate contain express prohibitions against the vessels calling on any ports including, among others, Cuba, Sudan, Syria or any countries in violation of United Nations or United States embargoes.

From July 23, 2009, through the date of this letter, on charterer's instructions, six of the Panamax drybulk carriers in the Company's fleet called on ports in Iran a total of seven times during the years ended December 31, 2009, 2010 and 2011. Of these vessels, two were owned and operated by OceanFreight during the relevant period.  Specifically, one vessel called on Bandar Abbas, Iran one time during the year ended December 31, 2009, two vessels called on Bandar Abbas a total of two times, one vessel called on B.I. Khomeini, Iran a total of two times during the year ended December 31, 2010, and two vessels called on B.I. Khomeini a total of two times in the year ended December 31, 2011. In each of these voyages the cargo consisted of either a delivery of maize or the loading of iron ore. These vessels did not employ U.S. citizens and to the Company's knowledge these vessels did not deliver to Iran any cargo which was loaded from a U.S. port. The contents of the cargo, however, are the responsibility of the charterer and the Company cannot confirm where the cargo was produced. Furthermore, in cases such as these when a Company vessel has been time chartered to a third party, the charterer, not the Company, bears port charges to the port authority.  The Company does not know the amount of port costs paid on these calls to Iranian ports as they were paid by the charterer.

The Company confirms that from July 23, 2009 through the date of this letter, neither the Company nor any of its subsidiaries has had any contacts with Cuba, Sudan or Syria, and none of the Company's vessels has called on any ports in Cuba, Sudan or Syria.

The Company provides offshore drilling services through its majority-owned subsidiary, Ocean Rig UDW Inc. (NASDAQ: ORIG). In the offshore drilling segment, the Company charters its drilling units to customers primarily pursuant to drilling contracts. Under the drilling contracts, the customer typically pays the Company a fixed daily rate, depending on the activity and up-time of the drilling unit. The Company enters into well contracts, under which the assignment is to drill a certain number of wells, and term contracts, under which the assignment is to operate the drilling unit for a specified period of time. The Company confirms that since July 23, 2009 through the date of this letter, none of the Company's drilling units has operated in Cuba, Iran, Sudan or Syria.

The Company confirms that from July 23, 2009 through the date of this letter, neither the Company nor any of its subsidiaries: (i) has provided or anticipates providing goods, fees or services to Cuba, Iran, Sudan or Syria, other than the port calls and port charges directed by the charterers of the Company's vessels described in this response; or (ii) has had or intends to have any agreements or arrangements, directly or indirectly, with the governments of those countries or entities owned or controlled by those governments. In addition, the Company confirms that since July 23, 2009 through the date of this letter, none of the Company's drybulk carriers, tankers or drilling units that it owns or operates involve employees that are U.S. nationals in operations associated with the referenced countries, or to the Company's knowledge, provided, or is anticipated to provide, any U.S. origin goods to those countries.

2.
Please represent to us that in future filings that include this risk factor you will revise the risk factor disclosure to identify all U.S.-designated state sponsors of terrorism to which you refer. In addition, if your vessels in fact call on ports in any of those countries, in future filings please delete the word "If" in the risk factor caption and the word "may" in the first sentence of the risk factor disclosure.

Securities and Exchange Commission
May 31, 2012

The Company undertakes to revise its disclosure in future filings to identify all U.S.-designated state sponsors of terrorism to which the risk factor relates, and, if applicable, to delete the words "if" and "may" if any of the Company's vessels in fact call on ports located in U.S.-designated state sponsors of terrorism.

3.
You state that CISADA "expands the application of the prohibitions" of the "former" Iran Sanctions Act to non-U.S. companies. In future filings, please revise your disclosure to remove any implication that (i) the prohibitions of the Iran Sanctions Act did not apply to certain activities of non-U.S. companies prior to its amendment by CISADA; and (ii) CISADA replaced, rather than amended, the Iran Sanctions Act.

The Company undertakes to revise its disclosure in future filings in accordance with the Staff's comment.

4.
Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

For the years ended December 31, 2011, 2010 and 2009 and through the date of this letter, neither the Company nor any of its subsidiaries had any contacts with Cuba, Sudan or Syria.

As indicated above, for the year ended December 31, 2009, subsequent to the Company's letter to the Staff dated July 23, 2009, the Redondo called on Bandar Abbas, Iran a total of one time.  The port call was made for purposes of loading bunkers and no revenues were earned in connection therewith.

For the year ended December 31, 2010, the Ecola and the Pierre called on Bandar Abbas a total of two times and the Mendocino called on B.I. Khomeini, Iran a total of two times.  At the time of the call, the Pierre was owned by OceanFreight and was subsequently sold prior to OceanFreight's merger with the Company. The Pierre loaded iron ore during its port call and OceanFreight earned revenues of $0.85 million on this call. With respect to the remaining three port calls, the Ecola loaded iron ore and the Mendocino delivered maize twice.  From these three port calls, the Company earned revenues of $7.6 million, which represented 0.88% of the Company's consolidated revenues for 2010.

For the year ended December 31, 2011, the Helena, one of the OceanFreight Vessels called on B.I. Khomeini once and delivered maize. OceanFreight earned revenues of $2.1 million for this port call. The Ocean Crystal, one of the Company's vessels, called on B.I. Khomeini once and delivered maize, for which the Company earned revenues of $0.96 million, which represented 0.09% of the Company's consolidated revenues for 2011.

The Company notes the Staff's comments that a number of states and municipal governments have taken a variety of positions with respect to investments in companies that do business with countries identified as state sponsors of terrorism. The Staff states that the Company's qualitative materiality analysis should address the potential impact of investor sentiment and potential for reputational harm evidenced by such actions directed towards companies that have operations associated with Cuba, Iran, Sudan or Syria. The Company believes that the port calls to Iran for the periods described above were not material from a quantitative perspective based on its consolidated revenues and should not be considered a material investment risk to its security holders. Furthermore, the Company believes that since it has no contracts with and earns no revenues from the governments of the referenced countries or entities controlled by the governments of these countries, and its contacts with Iran were limited and infrequent, such port calls were not material from a qualitative perspective to a reasonable investor's investment decision.

* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/Gary J. Wolfe
Gary J. Wolfe

cc:           Mr. Ziad Nakhleh
Chief Financial Officer
DryShips Inc.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

DRYSHIPS INC.
80 Kifissias Avenue
Amaroussion 151 25
Athens, Greece

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Cecelia Blye

Re:           DryShips Inc.

May 31, 2012

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

DRYSHIPS INC.

By:	/s/ Ziad Nakhleh
Name:	Ziad Nakhleh
Title	Chief Financial Officer